UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 23, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Coronado Biosciences Inc.

File No. 000-54463 - CF#27056

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Coronado Biosciences Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12G filed on July 15, 2011.

Based on representations by Coronado Biosciences Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through July 15, 2014
Exhibit 10.11	through July 15, 2015
Exhibit 10.12	through July 15, 2014
Exhibit 10.13	through July 15, 2015
Exhibit 10.14	through July 15, 2014
Exhibit 10.15	through July 15, 2021
Exhibit 10.16	through July 15, 2015
Exhibit 10.17	through July 15, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel